July 30, 2009

Joseph E. Sutaris
Chief Financial Officer
The Wilber Corporation
245 Main Street
P.O. Box 430
Oneonta, New York 13820

Re: The Wilber Corporation
   Form 10-K for December 31, 2008
   File Number 1-31896

Dear Mr. Sutaris:

   We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Signatures

   1.   Please note that the person serving in the capacity of controller or principal accounting officer must be identified. See Instruction G to Form 10-K.

Schedule 14A

Principal Owners of Our Common Stock, page 3

2.   In future filings please identify the natural persons who vote the shares owned by The AE & AT Foundation and those held by the bank in trust for "certain shareholders."

Compensation Committee Report, page 10

3.   We note that the committee "works closely" with Mr. Gulotty and the Vice President of Human Resources and Development to implement your compensation program. In future filings, please describe in some detail their work in determining the compensation of the named executive officers.

4.   We note your reference to the work of Pearl Meyer & Partners, consultants to the committee. In future filings please describe this work.

5.   It appears that you may be using peer group information. In future filings, please describe how the committee used comparative compensation information in determining compensation or compensation ranges. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05

6.   Please revise your disclosure in future filings to disclose the members of any peer group used to determine compensation levels. See Item 402(b)(2)(xiv).

Compensation Decisions in 2008, page 10

7.   You only provide compensation information for four persons. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. In future filings please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

8.   In future filings please revise to disclose the methodology used by the committee to determine specific base salaries, as well as the bonus and incentive amounts found in the table on page 16. Please explain in specific terms how this resulted in the disclosed compensation. Note that this applies for any level of compensation. Also, reconcile the disclosure within your document. We note for example that you say Mr. Gulotty was paid $255,000 "in accordance with his Employment Agreement." However, on page 13 you say that his agreement base pay for 2008 was $215,000. Please refer to Item 402(b)(1)(v) of Regulation S-K.

9.   It appears that you may be using targets to award compensation. In future filings please provide the actual targets and the company's performance, even where no compensation was awarded. If you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Compensation Committee Interlocks and Insider Participation, page 11

10.   Please reconcile the statement that loans to the committee members "did not involve more than normal risk" with the two loans to Mr. Smith, discussed beginning at the bottom of page 18. Also, please advise us supplementally, with consideration to disclosure in future filings, as to the specific problems with these loans.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Rebekah Moore, Staff Accountant, at 202-551-3303 or to Kevin W. Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: Joseph E. Sutaris
          Fax number 607-433-4161